June 15, 2011

Pamela Long

Assistant Director

Sherry Haywood

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:   BookMerge Technologies, Inc.

Form 8-K

Filed March 23, 2011 and March 30, 2011

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed October 28, 2010

Form 10-Q for the Quarterly Periods Ended December 31, 2010 and  September 30, 2010

Filed February 25, 2011 and November 12, 2010

File No. 333-152837

Dear Ms. Long;

Below are our responses to your comment letter of April 8, 2011.

Form 8-K filed March 30, 2011

General

1.   We note your response to comment 5 of our letter dated February 22, 2011.  Please revise your filing to include the information required by Items 201 and 404 of Regulation S-K or tell us why they are not applicable.   In your next response letter, please tell us the page number where we can find your revised disclosure.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters and Certain Relationships and Related Transactions have been added to the 8K just after the Risk Factors section.

2.

We note your response to comment 7 of our letter dated February 22, 2011.   We also note that you disclose that this is amendment number 3 or “A3” on the cover page.    However, your amendment filed on March 30, 2011 is amendment number 2.  Please use the correct numbered amendment number in your future filings.

This filing labeled amendment no 3.

3.

We note your response to comment 8 of our letter dated February 22, 2011.   As previously requested, please tell us your full legal name, as specified in your charger and use this name consistently in your filings.   In addition, please define the term “company” consistently in your filings.

Revised for consistency showing Bookmerge Technology, Inc.

Item 2.01—Completion of Acquisition of Assets, page 2

4.

We have read your response to comment 9 of our letter dated February 22, 2011.  You disclose on page 3 that the former shareholders of EGT will represent only 33.37% of Book Merge Technologies.   Please address the following to help us better understand how you determined that the transaction constituted a reverse acquisition:

•

Quantify the number of shares outstanding for both Book Merge Technology and Extreme Green Technologies, Inc. (EGT) immediately prior to the acquisition of 51% majority control of EGT on November 29, 2010;

There were 80M shares of BRKM outstanding and 31M shares of EGT outstanding in Nov. 2010. The BRKM/EGT  2 for 1 share exchange netted the EGT shareholders the 15.6M shares of BRKM you mentioned. Joe and I were also in the process of privately acquiring 9.8M shares of BRKM. That resulted in former EGT shareholders acquiring approximately 34M shares of BRKM of the total issued of approx. 95M.

•

Tell us the date on which Book Merge Technology acquired the remaining 49% of EGT by issuing 15,655,500 shares of Book Merge Technology restricted common stock;

11/29/10 the 2/1 share exchange offer was extended to all EGT shareholders. All agreed and sparatically remitted their EGT shares. I think the final issuance of BRKM shares was completed in early 1/11.

•

Describe the relative voting rights in the combined entity held by former EGT shareholders and Book Merge Technology shareholders after the business combination; and

The voting rights of both groups of shareholder are the same as both have 1 vote for each share of stock held.

•

Please also confirm that you have disclosed all details regarding the transaction, including but not limited to the shares exchanged and any changes in organization structure prior to or during the transaction.

We confirm that we have disclosed all details.

Refer to FASB ASC 805-10-55-10 through 55-15.

5.

We note your response to comment 10 of our letter dated February 22, 2011.  Please revise to disclose when you extended the same terms and conditions to the minority shareholders of Extreme Green Technologies, Inc. and when you will complete this share exchange.

The offer to all EGT shareholders was 11/29/10.  This exchange has already been completed.

6.

We note your response to comment 11 of our letter dated February 22, 2011.   Please revise your registration statement to include the disclosure from your response letter.

Included.

OnNovember 29, 2010 the Board of Directors and majority of stockholders unanimously voted to proceed with the 2/1 Bookmerge for Extreme Green Stock Exhange. Written consent was obtained from all Extreme Green shareholders pursuant to the 11/29/11 Share Exchange Agrrment attached as Exhibit 99.1 as referenced above.

Item 5.02 Election of Directors, Appointment of Principal Officers, page 2

7.

We note your response to comment 12 of our letter dated February 22, 2011.  Please revise your registration statement to include the disclosure from your response letter.

Previous response included.

Richard B. Carter, Esq. has the specific business and legal experience as the acting director and CFO/General Counsel of Extreme Green Technologies, Inc. since January, 2008 for the existing biodiesel refinery and processor manufacturer (starting the current biodiesel fuel business from concept to production), as a Partner, Litigator and Administrator with a large coporate law firm, and as Owner/Director of his own law firm and real estate brokerage. All of which provide the experience, qualifications, attributes and skills necessary as a director of BookMerge Technology. BookMerge is a biodiesel fuel producer/blender and biodiesel processor manufacturer. From January 1, 2008 to present Mr. Carter is one of the two initial directors and officers of Extreme Green Technology. Mr. Carter was instrumental in the development and institution of the business plan and overseeing all aspects of the day to day operations of Extreme Green Technologies. As part fo that oversight, Mr. Carter is directly responsible for determining the proper location of a biodiesel refinery; negotiation, planning and insituting each level of city, state and federal compliance, licensing and permiting requirements of the biodiesel refinery. Mr. Carter has directed the acquisition and financing of all equipment to build and operate the refinery and all administration of Extreme Green Technologies, Inc. Mr. Carter also directed the implementation of all Human Resources and Safety Programs for hiring, maintaining, safety and terminating employees and independent contractors. Mr. Carter has directed with personal involvement and drafted all of the business agreements for Extreme Green Technologies. Mr. Carter has handled all legal concerns for the company and directed the scope of work and involvement of outside counsel, accountants and PCAOB auditors to conform to numerous state and federal entity mandates while performing on furtherance of the business plan.

Mr. Carters prior experience in directing companies including being a partner in one of the largest Law Firms in Orange County California from January, 1998 through August, 2004 including the oversight of client trust accounts, drafting and implementation of firms business plans, coordination and oversight of multiple department heads, as well as direct hiring and supervision of employees, for the shareholders of the law corporation. Mr. Carter was also in charge of proptecting the law firm client interests in large scale class action and major castrophic injury and damages cases while performing the corporate law firm direction. Immediately prior to joining Extreme Geen Technology from August 2005 to January, 2008, Mr. Carter developed, owned and directed all business  all aspects of his own law firm and real estate brokerage, including handling client trust accounts, preparation of all business contracts, human resource issues and administration of all aspects of the law firm and brokerage.

Jospeh Spadafore has the extensive experience and qualifications as an acting director and President of Extreme Green Technologies since January 2008. Mr. Spadafore has been instrumental in the implementation of the business plan, direction and oversight of the actual building of the existing biodiesel refinery. Mr. Spadafore has been the director that has made the proposals for decisions by the Board and the officer that implemented the marketing and sales strategies for Extreme Green biodiesel fuel, sales of biodiesel processors, as well as waste vegetable oil and grease trap service accounts throughout Southern California. Prior to Extreme Green, Mr Spadafore was a director and officer of his real estate sales corporations from March, 1993 to January 2008, focusing on the building, sales and leasing of high net worth individuals commercial and residential properties. From June 1978 to March 1993,  Mr Spadafore was a Los Angeles City Police hostage negotiator and has owned several retail liquor establishments.

Risk Factors, page 3

8.

We note your response to comment 16 of our letter dated February 22, 2011.  Please revise to disclose the percentage of your stock beneficially owned by your officers, directors and principal shareholders.

48.82 % percentage added.

9.

Please tell us what consideration you have given to including a risk factor concerning your ability to satisfy your obligations as a reporting company under the federal securities laws, including your obligations under the Sarbanes-Oxley Act of 2002.

Risk factor added.

We will incur ongoing costs and expenses for SEC reporting and compliance, without revenue we may not be able to remain in compliance.

The company intends to remain a fully reporting company and to be eligible for quotation on the OTCBB. To be eligible to remain on the OTCBB, issuers must remain current in their filings with the SEC. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

Narrative Description of the Business, page 7

10.

We note your response to comment 18 of our letter dated February 22, 2011.  We also note disclosure in Item 5.06 that EGT is a subsidiary and in your response to comment 9 of our letter dated February 22, 2011 that EGT is to be wound up.  We reissue this comment.  Please revise your disclosure to clarify your corporate structure.  Please disclose how the Extreme Green Technologies, Inc. transaction changes your corporate structure.

EGT will remain a subsidiary.

Security Ownership of Certain Beneficial Owners and Management, page 12

11.

Please revise to correct the total calculation of shares owned by all directors and officers as a group.

Calculation corrected.

Executive Compensation, page 12

12.

We note your response to comment 26 of our letter dated February 22, 2011.   Please revise your Summary Compensation Table to the format specified by Item 402(n) of Regulation S-K.

Format revised.

Management Discussion and Analysis

Results of Operations, page 15

13.

Please expand your discussion of your results of operations to discuss the material changes in your results of operations for all periods presented, including interim periods.   Please revise your disclosure to discuss the business reasons for the changes in your revenues, cost of sales and operating expenses for all period presented.  Refer to Item 302 of Regulation S-K.

Changes made including the changes resulting from the acquisition of EGT.

14.

Please revise to provide a more robust discussion of changes in operating, investing and financing cash flows between the periods presented, including interim periods.   Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations.  Please also specifically address your limited liquidity, your plans for acquiring additional capital to fund operations, and how your business will be affected if you are unable to acquire additional capital.

Changes made including the changes resulting from the acquisition of EGT.

Description of Securities, page 17

15.

The amount of authorized common stock presented on page 17 is not consistent with the amount presented on your balance sheet on page 21.   Please advise or revise your filing accordingly.

Revised.

Item 9.01—Financial Statements, page 19

General

16.

We have read your response to comment 28 of our letter dated February 22, 2011.  Please clarify for us if the financial statements included in the Form 8-K/A are intended to represent the financial statements of the combined entity after the reverse merger or only the financial statements of the operating company (accounting acquirer).  Please also file your Item 4.01 Form 8-K regarding changes in your certifying accountant immediately.

The leading financial statements in the Form 8-K/A are those of the operating company, the original Extreme Green Technologies, Inc.  This is immediately followed by consolidated statements representing the combined entity.

17.

We have read your response to comment 29 of our letter dated February 22, 2011.   You indicated that the pro forma information has been included in the amended 8-K.   Please tell us exactly where the pro forma financial information is included in the Form 8-K/A.  Refer to paragraph (b)(1) of Item 9.01 of Form 8-K.

Pro Forma information included after the consolidated statements representing the combined entity.

18.

Since there has been no change in your financial year end from June 30 and Extreme Green Technologies, Inc. was operating under a December 31 year end, please file a transition report on a new form 8-K that includes the audited financial statements for Extreme Green Technologies, Inc. for the period from December 31, 2009 to June 30, 2010.     This Form 8-K should also include all of the other information that would normally be included in a Form 10-K and should have been filed within 90 days of the consummation of this transaction.  This will prevent there from being any lapses in reporting for the operating company for the three and six months ended June 30, 2010.

A transition report is being prepared and filed.

19.

As a related matter, please note that when you file the new Form 8-K to include the June 30, 2010 financial statements of Extreme Green Technologies, Inc. and all other info that would normally be in a Form 10-K, that Form 8-K would constitute your first annual report subsequent to consummation of the transaction and your Form 10-K for the year ended June 30, 2011 must include management’s report on internal controls over financial reporting.  Please refer to Section 215.02 of the Compliance and Disclosure Interpretations for Regulation S-K which is available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  Please also ensure the new Form 8-K discloses why management’s report on internal control over financial reporting has been excluded.

A transition report is being prepared and filed.

Report of Independent Registered Public Accounting Firm, page 20

20.

The audit opinion makes reference to statements of “shareholders’ equity (deficit)”, however, the description of this financial statement on page 23 is “statement of stockholders’ equity”.  Please revise your filing as necessary to correct this apparent inconsistency.

The audit opinion has been revised to eliminate “deficit” in the wording to be consistent with the financial statements.

Statement of Operations, page 22

21.

Please revise to disclose basic and diluted EPS as well as the weighted average number of shares outstanding for the year ended December 31, 2010.

The Statement of Operations has been revised to disclose EPS and weighted average shares for 2010.

Statement of Stockholders’ Equity, page 23

22.

We have read your response to comment 37 of our letter dated February 22, 2011.  You indicate that the disclosures regarding inception date are no longer relevant in the financial statements of December 31, 2010.  Based on your disclosures on pages 23, 25 and 33, it is still unclear if the inception date for Extreme Green Technologies, Inc. (EGT) and its predecessors was January 1, 2008, February 28,  2008 or some other date.   If the inception date was January 1, 2008 or later, please explain how you have opening balances on your statement of stockholders’ equity as of January 1, 2008.   Please also revise your financial statements accordingly and also revise your footnotes to clarify the differences between the column labeled “deficit” and the column labeled “accumulated deficit in the development stage.”  If the date of inception of EGT was prior to January 1, 2008, it is unclear why any deficits incurred through January 1, 2008 would not have been presented in the column labeled “Accumulated Deficit during Development Phase.”

The date of Inception, January 1, 2008, is the date that original EGT launched itself into the bio diesel business by the purchase of an existing enterprise.  It is apparent that this began the production stage rather than the development stage.  Accordingly, a prior period adjustment has been made of an accounting error to reclassify deficits in the development stage to pure deficits.   Any reference to a development state is therefore moot.

Statement of Cash Flows, page 24

23.

We have read your response to comment 34 of our letter dated February 22, 2011.  You indicate that the non-cash issue of stock for debt has been reported under non-cash investing and financing activities, however, it is unclear where these disclosures have been made.  Please revise your statement of cash flows or footnotes disclosures to disclose these amounts as non-cash investing and financing activities.  Refer to FASB ASC 230-10-50-3 through 5—6.

Non-cash issue of stock for debt of $500,000 on the interim statement of cash flows is recategorized from Cash flows from Operating Activities, to cash flows from investing activities.

24.

Please tell us how you determined that your sale of stock for cash and purchase of treasury stock represent cash flows from investing activities instead of cash flows from financing activities.  Refer to FASB ASC 230-10-45-11 through 45-15.

Sale of stock for cash and purchase of treasury stock have been re-categorized as cash flows from investing activities.

25.

Please tell us how you determined the issue of stock for services represents a cash inflow from financing activities.  Please tell us what consideration you gave to including these amounts as non-cash investing and financing activities.  Refer to FASB ASC 230-10-45-28 and FASB ASC 230-10-50-3 through 50-6.

Issue of stock to finance services has been re-categorized under Cash flows from Operating Activities, non-cash financing activities.

Restatement, page 26

26.

You disclose that the prior year statement of cash flows has been restated to reclassify certain line items into more appropriate classifications.  Please quantify and describe to us the nature of the restatements.  Please explain if you consider the restatement of your statement of cash flows to be the correction of an error.   Please also tell us what consideration you gave to the following:

•

Including an explanatory paragraph in the audit opinion that references the restatement;

•

Including a prominent restatement footnote in the financial statements that describes the restatement of your statement of cash flows; and

•

Full compliance with FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7.

If you determined that the adjustments were not material, please provide us with your materiality analysis pursuant to SAB Topic 1:M and 1:N which supports your conclusion.

The restatement of cash flows has been fully described in Note 2 in a new footnote under “Restatements”. The materiality of the revision was assessed under both the ‘rollover’ and ‘iron curtain’ approaches. Under the rollover approach the criteria is the effect on the income statement, and there was none. Under the iron curtain approach the criteria is the effect on the balance sheet, and there was none.   The conclusion is that the revisions are not material.  Error in accounting parlance customarily applies to errors in earnings or equity, and there being none, there is no error in that respect.  Nonetheless, it is fully disclosed in the revised Notes.

Notes Receivables, page 27

27.

Please revise to disclose the following:

•

Expiration date of your agreement to purchase Superior’s business;

•

When the note would become due in the event that you did not purchase Superior’s business;

•

The nature of any collateral underlying the note receivable.

Property, Plan and Equipment, page 28

28.

Please revise to disclose the amount of depreciation expense incurred during periods presented. Please also disclose the line item(s) on your Statement of Operations which include depreciation expense. To the extent that you do not include an allocation of depreciation expense in your cost of sales, please revise your filing to remove any references to gross profit and modify the description of your cost of sales line item to indicate that it excludes depreciation expense.  Refer to SAB Topic 11:B.

Depreciation has been added to Note 2, Property, Plant and Equipment.  The line item on the Statement of Operations which includes depreciation expense has been disclosed on the Statement of Operations and in the aforementioned Note.  The cost of sales line has been modified to indicate that it excludes depreciation. Your statement “remove any references to gross profit” is not understood;  please elaborate.

Deferred Investments, page 28

29.

Since your Board of Directors rescinded the stock purchase agreement with Envirotek, Inc. it appears that the $95,000 and $30,000 loaned to you by Envirotek represent promissory notes payable. Please tell us how you considered reflecting these cash flows within financing activities in your statement of cash flows.

The $65,000 and $30,000, total $95,000, loaned to the Company by Envirotek has been reclassified on the balance sheet as a Loan Payable. This line item is reflected on the statement of cash flows in the new line item “Proceeds of loans” under the category Cash Flows from Financing Activities.

30.

It appears that the minimum royalty payment payable in connection with your February 25, 2010 investment is $200,000.   Please tell us the accounting literature you relied upon to determine that it was appropriate to record only $107,000 of the minimum royalty payment as of December 31, 2010.

The wording in the Notes gave the impression that the annual minimum royalty is $200,000.  This is not the case.  The annual royalty is dependent upon positive net profit (defined), but this was negative in 2010. Zero royalty for 2010.  The $200,000 represents the minimum calculated at the conclusion of the agreement.  Wording of the Note is amended accordingly.

Note 3—Capital Structure,  page 29

31.

Please revise your financial statements and footnotes as necessary so that the transactions referenced on page 29 agree to the Statement of Stockholders’ Equity presented on page 23.   For example, your footnote disclosures indicate that 9 million shares were issued for services on September 26, 2008, and an expense of $300,000 was recorded.  However, your Statement of Stockholders’ Equity reflects two transactions on that date aggregating to 6 million shares issued for services at a cost of $280,000.

The Footnotes on page 29 have been revised so that the transactions referenced agree to the  Statement of Stockholders Equity.

Financial Statement-Interim

Consolidated Balance Sheet, page 31

32.

Please revise your balance sheet to present your non-controlling interest separately from the parent’s equity.    You can achieve this by including a subtotal for parent’s equity.  Refer to FASB ASC 810-10-45-16 and FASB ASC 810-10-55-41 for additional guidance.   Please also similarly revise your audited financial statement as of December 31, 2010.

The balance sheet and statement of operations have been revised to present noncontrolling interest separate from that of the parent’s equity and operations.

33.

It is unclear why the equity section of your balance sheet as of December 31, 2010 on page 31 and your consolidated statement of shareholders equity for the period ended December 31, 2010 on page 33 are not consistent with the amounts presented in your audited December 31, 2010 financial statements starting on page 23.  Please revise accordingly.

The equity section on page 23 represents the original EGT as a separate entity, remembering that it had not yet been merged into BookMerge Technologies, Inc. at the balance sheet date. The consolidated  statements on page 33 present the equity accounts of the parent, or legal acquirer, BookMerge. It should be noted that BookMerge had no net equity coming into the consolidation, therefore the consolidated net equity is the same as on EGT’s statements.  At this point, BookMerge had changed its name to EGT.

Statement of Operations, page 32

34.

Please revise your statement of operations to clearly present net income attributable to the parent and the non-controlling interest.   Please clearly label net income (loss) attributable to Extreme Green Technologies common shareholders.  Refer to FASB ASC 810-10-55-41 for additional guidance.  Please also similarly revise your audited financial statements for the year ended December 31, 2010.

The Balance Sheet and Statement of Operations have been modified to identify the equity and net  loss attributable to EGT stockholders.

Statement of Cash Flows, page 34

35.

Please tell us how you determined that your non-cash issue of stock for debt of $500,000 represents an adjustment to reconcile net loss to net cash used by operations.   Please tell us what consideration you gave to including these amounts as non-cash investing and financing activities.  Refer to FASB ASC 230-10-50-3 through 50-6.

Non-cash issue of stock for debt of $500,000 has been re-categorized to investing activities in the Statement of Cash Flows to comply with FASB ASC 230-1-50.

36.

Please tell us how you determined that your proceeds of notes receivable represents cash flows from financing activities instead of cash flows from investing activities.  Refer to FASB ASC 230-10-45-11 through 45-15.

Proceeds of note receivable of $40,000 has been re-categorized to investing activities in the Statement of Cash Flows to comply with FASB ASC 230-1-50.

37.

You have included net proceeds of reorganization of $220,827 for the period ended December 31, 2010.  Please tell us the facts and circumstances that resulted in your reorganization generating $220,827 of cash inflows from investing activities.   Please cite the accounting literature used to support your conclusion.

The original ‘net proceeds of reorganization’ was incorrectly categorized on the statement of cash flows.  It has been included in non-cash reorganization adjustments.

38.

You have included an adjustment for noncontrolling inventory (minority interest) to arrive at your cash and cash equivalents at the end of the period.   Given that your noncontrolling interest (minority interest) is already included in net income (loss) for the period, please tell us how you determined that it was appropriate to include an adjustment for noncontrolling interest in calculating your cash and cash equivalents at the end of the period.  Please advise or revise your statement of cash flows in future filings accordingly.

The statement of cash flows has been revised to exclude the noncontrolling interest.

Exhibit Index, page 22

39.

We note your response to comment 39 of our letter dated February 22, 2011.  Please revise your registration statement to include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement.   Please refer to the Instructions on the Exhibit Table in Item 601 of Regulation S-K.

Additional 601 Exhibits listed.

FORM 10-K FOR THE PERIOD ENDED JUNE 30, 2010

Liquidity and Capital Resources

Results of Operations

40.

We have read your responses to comments 40 and 41 of our letter dated February 22, 2011.  You indicate that your disclosures have been expanded.   Please tell us where your disclosures have been expanded to provide the additional disclosures.    Please provide the disclosures in future filings, including any Form 10-K/A that you may file.

Disclosures added in the 10-K/A being filed herewith.

41.

We note your response to comments 44 and 45 of our letter dated February 22, 2011.   We reissue these comments.  Please file an amendment to your Form 10-K in response to these comments.

10-K/A being filed herewith.

42.

We note your response to comment 46 of our letter dated February 22, 2011.  Please confirm to us that you will address comments 40 through 45 in our February 22, 2011 letter in your future interim filings.

This shall serve as confirmation that we will address comments 40 through 45 in our February 22, 2011 letter in your future interim filings.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

General

43.

Please address the above comments in your interim filings as well.

The above have been addressed in our interim filings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 20, 2010

44.

We note your response to comments 47 and 48 of our letter dated February 22, 1011.   We reissue these comments.  Please file an amendment to your Form 10-Q for the quarterly period ended September 30, 2010 in response to these comments.

10-Q/A filed herewith.

Very truly yours,

/s/ Richard B. Carter

Richard B. Carter, President

BookMerge Technologies, Inc.